Exhibit 99.3

Securities and Exchange Board of India
Deputy General Manager
Division of Corporate Restructuring
Tel: 26449372
CFD/DCR/TO/HB/160862/2009
April 20, 2009
The Board of Directors
Satyam Computer Services Ltd
Mayfair Centre,
S.P Road
Secunderabad — 500 003.
Dear Sirs,

Ref:	(i)	Consolidated application dated February 27, 2009 seeking relaxation with respect to the proposed restructuring of M/s Satyam Computer Services Limited.

	(ii)	Application letter dated April 16, 2009 modified by letter dated April 17, 2009 seeking final approval for the proposed transaction in respect of M/s Satyam Computer Services Limited.
1.	This has reference to your captioned letters seeking certain regulatory relaxations with respect to the proposed restructuring of M/s Satyam Computer Services Limited (hereinafter referred to as “the company”).

2.	The company, vide letter dated February 27, 2009, had sought certain exemptions / total or partial relaxations from the strict compliance of certain provisions of SEBI regulations in order to undertake its proposed plan of restructuring of the company. SEBI, vide letter dated March 03, 2009, agreed in-principle to the request made in the said letter subject to certain observations mentioned therein.

3.	In response to your instant letter dated April 16, 2009 as modified by letter dated April 17, 2009, SEBI, in exercise of powers conferred under regulation 29A of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (hereinafter referred to as “the Takeover Regulations”), hereby grants the following relaxations / exemptions / permissions with respect to the para-wise exemptions sought vide letters dated February 27, 2009 and April 16, 2009 as modified vide letter dated April 17, 2009.
- 400 051        •         : 2644 9000        •         : 2644 9019 to 2644 9022
: www.sebi.gov.in

SEBI Bhavan, Plot No. C-4A, G-Block, Bandra Kurla Complex, Mumbai-400 051.  •  Tel. : 2644 9000  •  Fax: 2644 9019 to 2644 9022
Web : www.sebi.gov.in

Continuation:	Securities and Exchange Board of India
A. for relaxations sought vide letter dated February 27, 2009:
a.	Para 16(b)(b) and Para 25 of Annexure C: Relaxation was sought for the follow on preferential allotment, if any, that the same may be made within forty-five days from the date of completion of the open offer formalities under the Takeover Regulations.

As communicated in our letter dated March 03, 2009, in case of a follow on preferential allotment, if any (in the event the open offer does not elicit full 20% response), such allotment shall be made to the successful bidder within a period of 15 days from the closure of the open offer.

Relaxation: Further, such shares allotted after the closure of the open offer need not be reckoned for the calculation of the offer size in the open offer in terms of regulation 21(5).

b.	Para 16(c): Exemption / total relaxation was sought from application of the minimum open offer price under Regulation 20(4) of the Takeover Regulations for the open offer.

Relaxation: The minimum open offer price determined in terms of regulation 20 (4) (c) of the Takeover Regulations shall not be applicable for the determination of the offer price subject to the successful bid price being offered as the minimum offer price.

c.	Para 16(d): Exemption / total relaxation was sought from the application of the ‘21 days waiting period’ stipulated in regulation 22(7) of the Takeover Regulations for appointment of directors nominated by the acquirer, subject to the acquirer depositing 100% of the escrow amount in cash.

Relaxation: Considering that the CLB has approved the preferential allotment, the stipulation regarding the “21 days waiting period” under regulations 22(7) of the Takeover Regulations shall not be applicable subject to the funding of the escrow account to the extent of 100% of the open offer obligation.

d.	Para 16(e): Exemption / total relaxation was sought from disclosure of latest financial data of the company in the offer document as required under regulations 16 and 18 of the Takeover Regulations.

Continuation:	Securities and Exchange Board of India
Relaxation: The requirement of disclosure of latest financial data of the company in the open offer document as required under regulation 16 and 18 shall be exempted subject to the condition that in the event of the recast audited financial data being available before the opening of the offer, disclosures of the recast data, if any, shall be made in the open offer document and / or through public announcement, as the case may be.

e.	Para 16(f)(a), (b) and (c): Exemptions / total relaxation from disclosures by the target company in the offer document pertaining to status of compliance with the Takeover Regulations, the applicable provisions of Chapter II of the Takeover Regulations, and status of corporate governance.

Exemption: The disclosure requirements by company regarding status of compliance with the Takeover Regulations, the applicable provisions of Chapter II of the Takeover Regulations, and status of corporate governance in terms of clauses 6.5, 6.9 and 6.19 of the draft formats of the standard letter of offer prescribed by SEBI shall be exempted from being made in the offer document.

f.	Para 16(g)(ii): Permission for the due diligence certificate of the merchant banker to the offer as required under regulation 24(2) of the Takeover Regulations to be made subject to the relaxations granted.

Permission: The permission is granted for submission of due diligence certificate by the merchant banker in terms of Regulation 24(2) of the Takeover Regulations subject to the relaxations granted vide this letter.

g.	With respect to the relaxations sought under paragraphs 16(a), 16g(i), 16(h) and 16(i), our comments on the same as communicated vide our letter dated March 03, 2009 shall stand. Also, issue raised at point 16(b)(a) is covered under the provisions of para 16(a).

h.	For relaxation sought vide letter dated April 16, 2009 and as modified vide letter dated April 17, 2009 —
i.	As regards the inability of the company to disclose the details of the change in shareholding of its erstwhile promoters and status of compliance with the applicable provisions of the Takeover Regulations as required under paragraph 6.18 of the standard letter of offer (as stated in the abovementioned letter), the

Continuation:	Securities and Exchange Board of India
company shall be exempt from making such disclosures as required under 6.18 of the standard letter of offer.

ii:	Further the exemption sought pertaining to the disclosure requirement of the previous compliances / non compliance made by the company and its promoters, under the provisions of listing agreement and other statutory provisions in the documents relating to the public offer is accorded and accordingly such disclosures (as prescribed under clause 6.10 of the standard letter of offer) shall be exempt from being made in the offer document.
Yours faithfully

Harini Balaji

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